Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2011	For the Twelve Months Ended December 31, 2010	For the Three Months Ended March 31, 2010
Earnings
Net income for common stock	$268	$893	$243
Preferred stock dividend	3	11	3
(Income) or loss from equity investees	—	2	—
Minority interest loss	2	—	(1)
Income tax	145	495	135

Pre-tax income for common stock	$418	$1,401	$380
Add: Fixed charges*	142	578	143
Add: Distributed income of equity investees	—	—	—
Subtract: Interest capitalized	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—

Earnings	$560	$1,979	$523

* Fixed charges
Interest on long-term debt	$126	$520	$131
Amortization of debt discount, premium and expense	6	17	4
Interest capitalized	—	—	—
Other interest	5	19	3
Interest component of rentals	5	22	5
Pre-tax preferred stock dividend requirement	—	—	—

Fixed charges	$142	$578	$143

Ratio of Earnings to Fixed Charges	3.9	3.4	3.7